Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES THE RESULTS OF 2014 ANNUAL MEETING OF SHAREHOLDERS

HAMILTON, BERMUDA, June 12, 2014 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announced the results of its 2014 Annual Meeting of Shareholders (the “Annual Meeting”).

The Annual Meeting was held on Wednesday, June 11, 2014.  At the Annual Meeting, the shareholders voted to elect Robert N. Cowen as a Class I Director for a term of three years and Einar Michael Steimler as a Class II Director for a term of two years, to approve the 2014 Incentive Compensation Plan and to ratify the selection of Deloitte AS as DHT’s independent registered public accounting firm for the fiscal year ending December 31, 2014.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Suezmax and Aframax segments. We operate through our wholly owned management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance. For further information: www.dhtankers.com.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299-4912 and +47 412 92 712
E-mail: eu@dhtankers.com